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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Vesta Insurance Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
925391104
(CUSIP Number)
Scott M. Phelps
Alabama Reassurance Company, Inc.
P.O. Box 020152
Tuscaloosa, Alabama 35402
(205) 345-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	925391104	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Alabama Reassurance Company, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alabama

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,707,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	925391104	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Greene Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alabama

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,707,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	925391104	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Paul W. Bryant, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		40,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,900

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,748,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	925391104	Page	5	of	11

1	NAMES OF REPORTING PERSONS: W. Rodney Windham

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		838.64

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		838.64

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,708,238.64

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	925391104	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Scott M. Phelps

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,018,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,018,200

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,725,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.       Security and Issuer.
The Schedule 13D filed on February 11, 2005 by the Filing Persons (as that term is defined therein), relating to the common stock, par value $0.01 per share (the “Vesta Shares”) of Vesta Insurance Group, Inc., a Delaware corporation (“Vesta”) is hereby amended as set forth below by this Amendment No. 1. The principal executive offices of Vesta are located at 3760 River Run Drive, Birmingham, Alabama 35243.
Item 2.       Identity and Background.
No amendment.
Item 3.       Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On December 29, 2005, Scott M. Phelps acquired an aggregate of 1,013,700 Vesta Shares previously held by Paul W. Bryant, Jr. in an individual capacity. The aggregate purchase price of $1,196,166.00, or $1.18 per share, for the 1,013,700 Vesta Shares acquired by Scott M. Phelps from Paul W. Bryant, Jr. was paid out of the personal funds of Scott M. Phelps. Scott M. Phelps did not borrow any funds in connection with the acquisition of the 1,013,700 Vesta Shares from Paul W. Bryant, Jr.
Item 4.       Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
The Filing Persons have each acquired the Vesta Shares covered by this Statement for the purpose of making an investment in Vesta and not with the present intention of acquiring control of Vesta’s business.
The Filing Persons do not consider themselves to be passive investors and may, from time to time, hold discussions with third parties or with Vesta management in which the Filing Persons may suggest or take a position with respect to potential changes in the operations or capital structure of Vesta as a means of enhancing shareholder value. The Filing Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934. The Filing Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the types of transactions described in such paragraphs, or any other transaction which the Filing Persons believe could enhance shareholder value.
The Filing Persons intend to review on a regular basis their investment in Vesta and reserve the right to acquire additional Vesta Shares, maintain their holdings at current levels or dispose of all or some of the Vesta Shares in the open market or through privately negotiated transactions.
Pursuant to ss. 628.461(b), Florida Statutes, the Filing Persons have filed a Disclaimer of Affiliation and Control affidavit and a notice of the acquisition of greater than five percent (5%) of the outstanding Vesta Shares with the Florida Department of Insurance on October 16, 2002. The Filing Persons may make additional purchases of Vesta Shares at their discretion from time to time without making additional filings with the Florida Department of Insurance, so long as such purchases do not result in the Filing Persons owning, in the aggregate, ten percent (10%) or more of the issued and outstanding Vesta Shares.

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The Other Persons (as previously defined in Schedule 13D filed by the Filing Persons on February 11, 2005) do not own any Vesta Shares individually, but do not object to the statement of the Filing Persons in this Item 4.
Item 5.       Interest in Securities of the Issuer.
Item 5 is hereby amended with respect to the holdings for Paul W. Bryant, Jr. and Scott M. Phelps such that the information pertaining to each of them in Item 5 is hereby deleted and the following provisions are inserted in lieu thereof:
Paul W. Bryant, Jr.:

(a)	(i)	Amount beneficially owned: See Item 9 on Cover Pages.
	(ii)	Percent of class: See Item 11 on Cover Pages.

(b)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote: See Item 5 on Cover Pages.
	(ii)	shared power to vote or to direct the vote: See Item 6 on Cover Pages.
	(iii)	sole power to dispose or to direct the disposition of: See Item 7 on Cover Pages.
	(iv)	shared power to dispose or to direct the disposition of: See Item 8 on Cover Pages.
Mr. Bryant is the majority shareholder of Greene Group, Inc. and his share ownership includes 1,707,400 shares indirectly beneficially owned by Greene Group, Inc. through Alabama Reassurance Company, Inc.

(c)	Mr. Bryant has effected the following transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement:
	(i)	See Item 3, Source and Amount of Funds or Other Consideration.

(d) and (e)		Not applicable.
Scott M. Phelps:

(a)	(i)	Amount beneficially owned: See Item 9 on Cover Pages.
	(ii)	Percent of class: See Item 11 on Cover Pages.

(b)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote: See Item 5 on Cover Pages.
	(ii)	shared power to vote or to direct the vote: See Item 6 on Cover Pages.
	(iii)	sole power to dispose or to direct the disposition of: See Item 7 on Cover Pages.
	(iv)	shared power to dispose or to direct the disposition of: See Item 8 on Cover Pages.

(c)	Mr. Phelps has effected the following transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement:
	(i)	See Item 3, Source and Amount of Funds or Other Consideration.

(d) and (e)		Not applicable.
Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

8 of 11

No amendment.
Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement Pursuant to Rule 13d-1(k)(1)

9 of 11

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2006	ALABAMA REASSURANCE COMPANY, INC.
	By:	/s/ SCOTT M. PHELPS
	Name:	Scott M. Phelps
	Title:	President

GREENE GROUP, INC.
	By:	/s/ SCOTT M. PHELPS
	Name:	Scott M. Phelps
	Title:	Vice President

*
Paul W. Bryant, Jr.

*
W. Rodney Windham

/s/ SCOTT M. PHELPS
Scott M. Phelps

*	By:	/s/ Scott M. Phelps
Scott M. Phelps
Attorney-in-Fact

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